Exhibit 99.1

LightInTheBox Reports Second Quarter 2026 Financial Results

SINGAPORE, August 26, 2026 /PRNewswire/ -- LightInTheBox Holding Co., Ltd. (NYSE: LITB) (“LightInTheBox” or the “Company”), a global consumer lifestyle company, today announced its unaudited financial results for the second quarter ended June 30, 2026.

Second Quarter 2026 Financial Highlights

•	Total Revenues were $56.8 million, a modest 4% decrease year over year, as the company optimized its product mix through phasing out long-tail products.

•	Gross Profit was $37.6 million, compared with $38.8 million in the same quarter last year.

•	Gross Margin was 66.1%, compared with 65.9% in the same quarter last year, which remained stable.

•	Operating Expenses were $35.5 million, compared with $36.9 million in the same quarter last year.

o	Fulfillment Expenses decreased by 3% year over year to $4.2 million.

o	Selling and Marketing Expenses decreased by 4% year over year to $26.7 million.

o	General and Administrative Expenses decreased by 5% year over year to $4.6 million, of which Research and Development expenses were $2.3 million.

•	Net Income reached $1.6 million, compared with $2.0 million in the same quarter last year, marking sustained profitability amidst industry challenges.

•	Adjusted EBITDA was $1.9 million, compared with $2.3 million in the same quarter last year.

First Half 2026 Financial Highlights

•	Total Revenues were $108.8 million, a 3% increase year over year.

•	Gross Profit was $71.4 million, compared with $69.4 million in the same period last year.

•	Gross Margin was 65.6% compared with 65.6% in 2025, which remained stable.

•	Operating Expenses increased by 1% year over year to $68.2 million.

o	Fulfillment Expenses increased by 1% year over year to $8.3 million.

o	Selling and Marketing Expenses increased by 3% year over year to $51.3 million.

o	General and Administrative Expenses decreased by 10% year over year to $8.8 million, of which Research and Development expenses were $4.6 million.

•	Net Income reached $2.7 million, compared with $2.1 million in 2025, showcasing sustainable profitability.

•	Adjusted EBITDA was $3.3 million, compared with $3.0 million in the same period last year.

Jian He, Chairman and CEO of LightInTheBox, commented, “In the second quarter, we continued to execute with discipline amid geopolitical disruptions, higher logistics costs and foreign exchange headwinds. Revenue decreased modestly as we deliberately phased out some long-tail products, while gross margin remained stable at 66%. Through disciplined expense management, we remained profitable, generating net income of $1.6 million and Adjusted EBITDA of $1.9 million.”

“Our first-half results provide a clearer indication of the progress we are making. Revenue increased by 3% year over year to $108.8 million, net income grew by approximately 28% to $2.7 million, and Adjusted EBITDA improved by $0.4 million year over year to $3.3 million. This performance demonstrates the increasing resilience and efficiency of our business model.”

“On August 10, 2026, we announced the closing of a private placement financing that raised approximately $5.49 million in gross proceeds. The proceeds will support and accelerate the Company’s strategic transformation to strengthen its competitiveness in the AI era.”

“While the external environment remains uncertain, we are encouraged by the progress achieved during the first half of the year. We are also pleased to have successfully completed our private placement, which supports the execution of our strategic priorities and better positions the Company for the AI era.” Mr. He concluded.

Share Repurchase Program

On March 31, 2025, the Company’s board of directors authorized a share repurchase program under which the Company may repurchase up to $0.7 million of its ordinary shares in the form of ADSs no later than June 30, 2025. The Company has since extended the share repurchase program through December 31, 2025, then further to June 30, 2026, and then to December 31, 2026, with total repurchase amount up to $3.0 million. As of August 21, 2026, the Company has repurchased 657,305 ADSs with a total aggregate value of approximately $1.5 million.

CFO Transition Update

The Company is pleased to announce the appointment of Ms. Wenyu Liu (Wendy) as Chief Financial Officer, effective on August 21, 2026, succeeding Mr. Suhai Ji, who resigned for personal reasons.

“On behalf of the Company, I would like to extend our special thanks to Suhai for his valuable contribution over his tenure and wish him all the best in his future endeavors.” said Mr. Jian He, Chairman and CEO of LightInTheBox.

Wendy has served as LightInTheBox’s Chief Growth Officer since August 2020. Prior to joining LightInTheBox, Wendy was a co-founder of Ezbuy, a Singapore-based leading cross-border e-commerce platform founded in 2010 and acquired by LightInTheBox in 2018. Ms. Liu concurrently leads its Singapore team as Chief Executive Officer. Ms. Liu has been working in the e-commerce sector since she was in university where she has developed a deep understanding and appreciation for the convenience and savings consumers enjoy from online shopping. Ms. Liu has spearheaded the development of technology to reduce the reliance on heavy upfront investments and improve corporate flexibility to operate anywhere and at any time. Ms. Liu holds a first-class honor degree in Electrical & Electronics Engineering with a minor in Business from the Nanyang Technological University of Singapore and a Master’s Degree in Industrial & Systems Engineering from the National University of Singapore.

Conference Call

The Company will hold an earnings conference call to discuss the results at 8:00 a.m. Eastern Time August 26, 2026 (8:00 p.m. Hong Kong/Singapore Time on the same day).

Preregistration Information

Participants can register for the conference call by going to https://s1.c-conf.com/diamondpass/10056871-fngk6z.html. Upon registration, participants will receive dial-in numbers, an event passcode, and a unique access PIN.

To join the conference, simply dial the number in the calendar invite you receive after preregistering, enter the event passcode followed by your unique access PIN, and you will be connected to the conference instantly.

A telephone replay will be available two hours after the conclusion of the conference call through September 2, 2026. The dial-in details are:

US/Canada:	+1-855-883-1031
Singapore:	800-101-3223
Hong Kong, China:	800-930-639
Replay PIN:	10056871

Additionally, a live and archived webcast of the conference call will be available on the Company’s Investor Relations website at https://ir.ador.com.

About LightInTheBox Holding Co., Ltd.

Founded in 2007, LightInTheBox is a global direct-to-consumer (DTC) e-commerce company dedicated to delivering a joyful lifestyle to consumers worldwide. Leveraging AI-driven market insights and agile supply chain systems, it aims to capture consumer preferences and sentiment to offer differentiated products, driving consumer engagement through deep emotional resonance. LightInTheBox also adopts a brand matrix strategy by launching its own apparel brands such as Ador to further strengthen its position as a consumer lifestyle company. Additionally, LightInTheBox offers a comprehensive suite of services to e-commerce companies, including advertising, supply chain management, payment processing, order fulfillment, and shipping and delivery solutions.

For more information, please visit https://ir.ador.com.

Non-GAAP Financial Measure

In evaluating the business, the Company considers and uses a non-GAAP measure, Adjusted EBITDA, as a supplemental measure to review and assess operating performance. The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s non-GAAP financial measure excludes share-based compensation expenses, depreciation and amortization expenses, interest income, interest expenses and income tax benefit / (expense).

The Company presents this non-GAAP financial measure because it is used by management to evaluate operating performance and formulate business plans. The Company believes that the non-GAAP financial measure helps identify underlying trends in its business. The Company also believes that the non-GAAP financial measure could provide further information about the Company’s results of operations and enhance the overall understanding of the Company’s past performance and future prospects.

The non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as an analytical tool. The Company’s non-GAAP financial measure does not reflect all items of income and expenses that affect the Company’s operations and does not represent the residual cash flow available for discretionary expenditures. Further, the non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for the limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The Company encourages you to review the Company’s financial information in its entirety and not rely on a single financial measure.

For more information on the non-GAAP financial measure, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Safe Harbor Statement

This press release contains forward-looking statements that involve risks and uncertainties. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets” and similar statements. Among other things, statements that are not historical facts, including statements about LightInTheBox’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as LightInTheBox’s strategic and operational plans, are or contain forward-looking statements.

LightInTheBox may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: LightInTheBox’s goals and strategies; LightInTheBox’s future business development, results of operations and financial condition; the expected growth of the global online retail market; LightInTheBox’s ability to attract customers and further enhance customer experience and product offerings; LightInTheBox’s ability to strengthen its supply chain efficiency and optimize its logistics network; LightInTheBox’s expectations regarding demand for and market acceptance of its products; competition; fluctuations in general economic and business conditions; changes in tariffs and trade policies; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in LightInTheBox’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and LightInTheBox does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Investor Relations
LightInTheBox Holding Co., Ltd.
Email: ir@ador.com

Serena Huang
Octans Capital Group
Email: litb@octanscap.com

LightInTheBox Holding Co., Ltd.

Unaudited Condensed Consolidated Balance Sheets

(U.S. dollars in thousands, or otherwise noted)

	As of December 31,	As of June 30,
	2025	2026
ASSETS
Current Assets
Cash and cash equivalents	23,629	15,969
Restricted cash	2,319	1,540
Accounts receivable, net	1,355	1,639
Inventories	4,943	5,514
Prepayments and other current assets, net	1,884	2,164
Total current assets	34,130	26,826

Property and equipment, net	1,313	1,042
Intangible assets, net	2,180	1,893
Goodwill	27,800	28,632
Operating lease right-of-use assets	6,068	4,592
Long-term rental deposits	434	453
Long-term investments	77	77
TOTAL ASSETS	72,002	63,515

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current Liabilities
Short-term borrowings	715	737
Accounts payable	12,309	8,779
Advance from customers	9,194	9,684
Operating lease liabilities	2,818	1,901
Accrued expenses and other current liabilities	48,956	42,259
Total current liabilities	73,992	63,360

Operating lease liabilities	1,886	1,087
Deferred tax liabilities	107	84
TOTAL LIABILITIES	75,985	64,531

SHAREHOLDERS’ DEFICIT
Ordinary shares	17	17
Additional paid-in capital	280,646	280,598
Treasury shares	(29,392)	(30,067)
Statutory reserves	396	396
Accumulated other comprehensive loss	(1,723)	(764)
Accumulated deficit	(253,927)	(251,196)
TOTAL SHAREHOLDERS’ DEFICIT	(3,983)	(1,016)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	72,002	63,515

LightInTheBox Holding Co., Ltd.

Unaudited Condensed Consolidated Statements of Operations

(U.S. dollars in thousands, except per share data, or otherwise noted)

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2026	2025	2026
Revenues
Product sales	56,671	55,058	101,471	105,116
Services and others	2,211	1,757	4,429	3,675
Total revenues	58,882	56,815	105,900	108,791
Cost of revenues
Product sales	(19,635)	(18,822)	(35,484)	(36,620)
Services and others	(445)	(427)	(967)	(802)
Total Cost of revenues	(20,080)	(19,249)	(36,451)	(37,422)
Gross profit	38,802	37,566	69,449	71,369
Operating expenses
Fulfillment	(4,355)	(4,221)	(8,225)	(8,302)
Selling and marketing	(27,849)	(26,743)	(49,745)	(51,332)
General and administrative	(4,857)	(4,610)	(9,819)	(8,819)
Other operating income, net	163	77	367	287
Total operating expenses	(36,898)	(35,497)	(67,422)	(68,166)
Income from operations	1,904	2,069	2,027	3,203
Interest income	3	-	5	-
Interest expense	(5)	(5)	(9)	(9)
Other income / (expense), net	12	(490)	5	(481)
Total other income / (expense)	10	(495)	1	(490 ）
Income before income taxes	1,914	1,574	2,028	2,713
Income tax benefit / (expense)	107	(2)	107	18
Net income	2,021	1,572	2,135	2,731
Net income attributable to LightInTheBox Holding Co., Ltd.	2,021	1,572	2,135	2,731

Weighted average numbers of shares used in calculating net income per ordinary share
-Basic	219,963,072	214,538,028	220,320,143	215,227,363
-Diluted	220,156,552	214,704,348	220,567,883	215,388,604

Net income per ordinary share
-Basic	0.01	0.01	0.01	0.01
-Diluted	0.01	0.01	0.01	0.01

Net income per ADS (12 ordinary shares equal to 1 ADS)
-Basic	0.11	0.09	0.12	0.15
-Diluted	0.11	0.09	0.12	0.15

LightInTheBox Holding Co., Ltd.

Unaudited Reconciliations of GAAP and Non-GAAP Results

(U.S. dollars in thousands, or otherwise noted)

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2026	2025	2026
Net income	2,021	1,572	2,135	2,731
Interest income	(3)	-	(5)	-
Interest expense	5	5	9	9
Income tax (benefit) / expense	(107)	2	(107)	(18)
Depreciation and amortization	426	292	866	610
EBITDA	2,342	1,871	2,898	3,332
Share-based compensation	1	3	87	7
Adjusted EBITDA*	2,343	1,874	2,985	3,339

* Adjusted EBITDA represents net income before share-based compensation expense, interest income, interest expense, income tax expense / benefit and depreciation and amortization expenses.